Exhibit 3.3

CERTIFICATE OF AMENDMENT
TO CERTIFICATE OF FORMATION
OF
COLLINS GROWTH & INCOME FUND, LLC

It is certified that:

1.	The name of this limited liability company is COLLINS GROWTH & INCOME FUND, LLC (the “Company”).

2.	The certificate of formation of the limited liability company is amended by deleting in its entirety and amending Article I as follows:

“The name of this limited liability company is COLLINS RECEIVABLES, LLC”

3.	The effective time of the foregoing amendment shall be upon filing of this certificate with the Delaware Secretary of State.

     IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to the Certificate of Formation to be executed by its duly authorized officer this 1st day of September 2004.

/s/ Walter A. Collins
Walter A. Collins
Chief Executive Officer